

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 27, 2021

Gabriel Amado de Moura
Chief Executive Officer
Itau Corpbanca
Rosario Norte 660
Las Condes
Santiago, Chile

      Re: Itau Corpbanca
          Form 20-F for the fiscal year ended December 31, 2020
          Filed April 23, 2021
          File No. 001-32305

Dear Mr. Amado de Moura:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 20-F for the fiscal year ended December 31, 2020

Selected Statistical Information
Credit Initiation - Impairment Assessment, page 137

1. You disclose that considering the impact of the Covid-19, the IASB required special attention be paid to the assessment of the impairment reflected in the ECL calculation and the SICR triggers, taking in account not only the current conditions and forecast of the economic conditions, but also the government support measures. In the case of the individual portfolio, you used the CMF classification as a trigger of the SICR, and for the collective portfolio, to try to assess if they have evidence of SICR in the period of no-payment behavior, you used a list of different variables of internal and external behavior to try to find evidence of SICR with reasonable and supportable information. Please address the following:

- Tell us how the CMF classification differs from the contractual payments more than 30 days past due which you disclose on page F-40 as your SICR trigger;
- Tell us how the criteria used for the Chile corporate portfolio as disclosed on page F-187 takes into account the concerns above since the debtor category, PD ranges per debtor category, % of absolute increase in lifetime PD, Stages and Days of arrears to the end of the month are consistent those disclosed in your 12/31/2019 20-F; and
- Tell us, for the collective/group portfolio, the different variables of internal and external behavior used to try to find evidence of SICR as a result of the Covid-19 pandemic and how they differ from the group metrics disclosed in Notes 10 – Loans and Accounts Receivable from Customers and Note 36 – Risk Management; Credit Risk and Credit Quality.

Note 36 - Risk Management
Credit Quality, page F-194

2.   You disclose that due to the COVID-19 pandemic, the Chilean Government issued a number of measures in order to support the economy and that along with implementing these measures you carried out additional measures to support your customers, including modifications to loans for both customers that did and did not face financial difficulties. Please tell us how these modifications are reflected in your past due analysis, including why 2019 amounts are different from your disclosures on page 147.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Michelle Miller at 202-551-3368 or Sharon Blume at 202-551-3474 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance